FILED PURSUANT TO RULE 424B(3)
                                                FILE NO. 33-64275 AND 33-55159

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 17, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 23, 1996)

                                3,000,000 SHARES

                      [UNITED DOMINION REALTY TRUST LOGO]

                                  COMMON STOCK

                            ------------------------

     The Common Stock is listed on the New York Stock Exchange. On January 16, 1997, the last reported sale price of the Common Stock was $15 5/8 per share. See "Price Range of Common Stock and Distributions."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                PRICE TO                UNDERWRITING              PROCEEDS TO
                                                                 PUBLIC                 DISCOUNT (1)              COMPANY (2)
Per Share.............................................             $                         $                         $
Total (3).............................................             $                         $                         $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $100,000.

(3) The Company has granted the several Underwriters an option to purchase up to an additional 450,000 shares to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds
    to Company will be $           , $           and $           , respectively.
    See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
will be made in New York, New York on or about January   , 1997.

                            ------------------------

MERRILL LYNCH & CO.                                   SCOTT & STRINGFELLOW, INC.

                            ------------------------

          The date of this Prospectus Supplement is January   , 1997.

                                 [MAP GRAPHIC]

                                   [GRAPHIC]

                      APARTMENT HOMES OWNED AT DECEMBER 31

                      1987                      5,461
                      1988                      6,296
                      1989                      7,732
                      1990                      8,672
                      1991                     10,924
                      1992                     13,832
                      1993                     17,914
                      1994                     29,282
                      1995                     34,224
                      1996                     56,319


                                   [GRAPHIC]

                         APARTMENT HOMES OWNED BY STATE

                Texas                           21.2%
                North Carolina                  20.1%
                Florida                         15.8%
                Virginia                        13.8%
                South Carolina                  10.3%
                Georgia                          4.8%
                Maryland                         4.5%
                Tennessee                        4.3%
                Arizona                          1.3%
                Arkansas                         0.9%
                Nevada                           0.7%
                Alabama                          0.7%
                Delaware                         0.6%
                Oklahoma                         0.6%
                New Mexico                       0.4%

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     United Dominion Realty Trust, Inc. (together with its subsidiaries, the "Company") is a self-administered equity real estate investment trust ("REIT"), formed in 1972, whose business is devoted to one industry segment, the ownership and operation of apartment communities. As a result of its merger with South West Property Trust Inc. ("South West") on December 31, 1996 (the "South West Merger"), the Company, which owns 56,319 apartment homes, is the largest apartment REIT operating in the Sun Belt states from Florida to Arizona and the second largest apartment REIT nationwide.

     The Company is a fully-integrated real estate company with acquisition, development and asset and property management capabilities. The Company acquires, upgrades, develops and operates its properties with the goals of growing its funds from operations and quarterly distributions to shareholders, while building equity primarily through real estate appreciation.

     Including the South West Merger, the Company completed a record number of apartment community acquisitions in 1996, adding a total of 22,687 apartment homes at a total cost of approximately $924.1 million. Of this total, the South West Merger added 44 apartment communities aggregating 14,975 apartment homes for $603 million. In addition, the Company completed a 60 apartment home addition to an existing property during the third quarter of 1996.

     In 1995, the Company organized United Dominion Realty, L.P. (the "Operating Partnership") to assist the Company in competing for acquisition of properties that meet the Company's investment strategies from seller partnerships, some or all of whose partners may wish to defer taxation of gain realized on sale through an exchange of partnership interests. The Company has acquired three apartment communities and land to develop an additional apartment community using the Operating Partnership and transferred seven of its Tennessee properties into the Operating Partnership. As of January 16, 1997, the Operating Partnership was 98% owned by the Company.

     The Company has paid continuous quarterly distributions to its shareholders since 1973 and has increased its distributions each year during the past 20 years. The distribution declared for each quarter of 1996 was $.24 per share. The current indicated annual distribution is $.96 per share. The declared distribution was last increased in March 1996. In past years, a portion of the Company's distributions to its shareholders has been designated a non-taxable return of capital for federal income tax purposes.

     The Company, a Virginia corporation, has its principal office at 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, and its telephone number is (804) 780-2691. Unless the context indicates otherwise, the term Company, as used herein, includes the Company and its subsidiaries.

                              RECENT DEVELOPMENTS

SOUTH WEST MERGER

     On December 31, 1996, the Company completed its merger with South West. As a result of the South West Merger, the Company established itself as the largest apartment REIT operating in the Sun Belt states from Florida to Arizona. Through the South West Merger, the Company acquired 41 apartment communities aggregating 14,079 apartment homes in Southwestern markets in Texas, Arizona, Arkansas, Nevada, New Mexico and Oklahoma, and three apartment communities aggregating 896 apartment homes in Charlotte and Raleigh, North Carolina, where the Company already had a presence. The South West Merger will be accounted for by the Company as a purchase of South West by the Company for approximately $600 million. The Company believes that as well as being immediately accretive and strengthening both the Company's Board of Directors and its management team, the South West Merger provided a unique investment opportunity for logical geographic expansion into growth-oriented markets throughout the Southwest. In addition, the South West Merger added development capabilities to complement the Company's acquisition program.

ACQUISITIONS

     Since January 1, 1996, the Company has acquired 30 apartment communities aggregating 7,712 apartment homes at a total cost of $321.1 million, including closing costs. Eighteen of these communities, aggregating 4,508 apartment homes, were acquired in a portfolio transaction which closed on August 15, 1996. In addition, the Company has under contract one apartment community located in Nashville, Tennessee, containing 406 apartment homes, at a purchase price of $17.3 million, excluding closing costs.

     There can be no assurance that this proposed acquisition will be consummated.

DEVELOPMENT ACTIVITY

     At January 16, 1997, United Dominion had two new apartment communities (780 apartment homes) under development and six additions (800 apartment homes) to existing apartment communities under construction.

     The new communities are located in Nashville, Tennessee (360 apartment homes) and Charlotte, North Carolina (420 apartment homes). The six additions are located in Dallas/Ft. Worth, Texas (340 apartment homes), Phoenix, Arizona (20 apartment homes), Greensboro, North Carolina (176 apartment homes), Fredericksburg, Virginia (168 apartment homes) and Ft. Myers, Florida (96 apartment homes).

DISPOSITIONS

     Since January 1, 1996, the Company has disposed of four shopping centers, four apartment communities, one industrial building and two parcels of land at an aggregate gain, for financial reporting purposes, of $4.3 million. At January 16, 1997, the Company had six apartment communities totaling 1,270 apartment homes, three shopping centers, one parcel of land, one industrial property and two office buildings classified in its balance sheet as "Real estate held for disposition."

FINANCINGS

     Since January 1, 1996, the Company has completed the sale of $200 million of Medium-Term Notes having a weighted average maturity of 9.75 years and a weighted average interest rate of 7.61%.

     The Company benefits from having one of the lowest costs of capital in the REIT industry.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 3,000,000 shares of Common
Stock are estimated at $       . The Company presently intends to use the net
proceeds for repayment of secured and unsecured bank credit facilities having a weighted average interest rate of 6.6% and the acquisition of properties. Pending such use, the Company will invest the net proceeds in short-term instruments bearing interest at market rates.

                                 CAPITALIZATION

     The following table sets forth the pro forma combined capitalization of the Company and South West at September 30, 1996, and as adjusted to give effect to
(1) the issuance of 3,000,000 shares of Common Stock offered hereby and (2) the sale by the Company of $75,000,000 of Medium-Term Notes on November 12, 1996. The table should be read in conjunction with the unaudited pro forma combined financial statements appearing elsewhere in this Prospectus Supplement.

                                                                          SEPTEMBER 30, 1996
                                                                      ---------------------------
                                                                       PRO FORMA      AS ADJUSTED
                                                                      -----------     -----------
                                                                            (IN THOUSANDS)
Debt:
  Notes payable -- secured........................................    $   408,963     $
  7.25% Notes due April 1, 1999...................................         75,000          75,000
  8.50% Debentures due September 15, 2024.........................        150,000         150,000
  7.95% Medium-Term Notes due July 1, 2006........................        125,000         125,000
  7.07% Medium-Term Notes due November 15, 2006...................             --          25,000
  7.02% Medium-Term Notes due November 15, 2005...................             --          50,000
  Notes payable -- unsecured......................................        270,186
                                                                      -----------     -----------
     Total debt...................................................    $ 1,029,149     $

Shareholders' equity:
  Preferred Stock, no par value; 25,000,000 shares authorized:
     9 1/4% Series A Cumulative Redeemable Preferred Stock
     (liquidation preference of $25 per share), 4,200,000 shares
     issued and outstanding.......................................        105,000         105,000
  Common Stock, $1 par value; 150,000,000 shares authorized,
     81,548,734 shares issued and outstanding (84,548,734 as
     adjusted)....................................................         81,549          84,549
  Additional paid-in capital......................................        840,649
  Notes receivable from officer shareholders......................         (5,903)         (5,903)
  Distributions in excess of net income...........................       (141,336)       (141,336)
  Unrealized gain on securities available-for-sale................          1,877           1,877
                                                                      -----------     -----------
     Total shareholders' equity...................................    $   881,836     $
                                                                      -----------     -----------
       Total capitalization.......................................    $ 1,910,985     $
                                                                      ===========     ===========

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

PRICE RANGE

     The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "UDR." The following table sets forth the reported high and low sale prices of the Common Stock on the NYSE for the periods indicated and the distributions per share paid in such periods, in each case as adjusted for a 2-for-1 stock split effective May 5, 1993.

                                                                                                         DISTRIBUTIONS
                                                                           HIGH              LOW         PAID
                                                                       -------------     -----------     -----
1993
    1st    Quarter.................................................    $ 14 13/16           $11 7/8      $.165
   2nd     Quarter.................................................      14 5/8              12 1/2       .175
    3rd    Quarter.................................................      16 5/8              13 1/2       .175
    4th    Quarter.................................................      16 7/8              12 5/8       .175
                                                                                                          -----
                                                                                                          .690

1994
    1st    Quarter.................................................      15 7/8              12 3/4       .175
    2nd    Quarter.................................................      15 1/8              13 3/8       .195
    3rd    Quarter.................................................      14 1/4              13           .195
    4th    Quarter.................................................      14 1/2              12 1/4       .195
                                                                                                          -----
                                                                                                          .760

1995
    1st    Quarter.................................................      14 3/8              13           .195
    2nd    Quarter.................................................      15 3/8              13 1/2       .225
    3rd    Quarter.................................................      15                  13 1/2       .225
    4th    Quarter.................................................      15                  13 1/4       .225
                                                                                                          -----
                                                                                                          .870

1996
    1st    Quarter.................................................      15 5/8              14 1/8       .225
    2nd    Quarter.................................................      15 1/2              14           .240
    3rd    Quarter.................................................      14 1/2              13 1/8       .240
    4th    Quarter.................................................      15 13/16            13 5/8       .240
                                                                                                          -----
                                                                                                          .945

1997
    1st    Quarter (through January      )

     On January   , 1997, the Company had      shareholders of record.

DISTRIBUTIONS

     The Company has paid continuous quarterly distributions to its shareholders since 1973, its first full year of operations, and has increased its distributions each year during the past 20 years. The Company's current policy is to make distributions in amounts approximating 75-80% of its funds from operations, but not less than such amounts as may be necessary to continue its qualification as a REIT under the Internal Revenue Code of 1986, as amended. Funds from operations may not necessarily equal cash available for distribution as the cash flow of the Company is affected by other factors not included in the calculation of funds from operations. Distributions declared for 1996 are expected to be approximately 77% of funds from operations for the year. The quarterly distribution for the fourth quarter of 1996 is to be paid on February 1, 1997 to shareholders of record as of the close of business on December 30, 1996. Purchasers of the Common Stock offered hereby will not participate in this distribution. The current indicated annual distribution is $.96 per share.

     For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains distributions, non-taxable return of capital or a combination thereof. Distributions which exceed the Company's current and accumulated earnings and profits constitute a return of capital rather than a dividend and reduce the shareholder's basis in his shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholder's basis in his shares, it will generally be treated as gain from the sale or exchange of that shareholder's shares. The Company annually notifies shareholders as to the taxability of distributions paid during the preceding year. Since 1992, cash distributions per share paid to shareholders have been taxable as set forth below.

                                                   1992      1993      1994      1995      1996
                                                   -----     -----     -----     -----     -----
Ordinary income................................    $.418     $.493     $.629     $.715     $.638
Capital gains..................................       --        --      .004      .003        --
Return of capital..............................     .237      .197      .127      .152      .307
                                                   -----     -----     -----     -----     -----
Total distributions paid.......................    $.655     $.690     $.760     $.870     $.945
                                                   =====     =====     =====     =====     =====

                            HISTORICAL TOTAL RETURNS

     The table below sets forth the compound annual rates of pretax total return (increase in market value plus distributions paid) which would have been realized by an investor who purchased the Company's Common Stock on the open market at the beginning of the periods indicated and sold such Common Stock on the open market at the end of the periods indicated. Distributions paid during each year are assumed to have been reinvested on the date paid at the then closing market price of the Common Stock. Past performance is not necessarily indicative of the results that can be expected in the future from an investment in the Company's Common Stock.

                                                                                      COMPOUND
                                                                                      ANNUAL
                                                                                      RATE OF
                                                                                       TOTAL
PERIOD                                                                                RETURN
-------                                                                               -------
Ten years ended December 31, 1996..................................................     14.14%
Five years ended December 31, 1996.................................................     15.32%
Year ended December 31, 1996.......................................................     10.37%

      SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following tables set forth summary historical financial data for the Company and unaudited pro forma combined financial data for the Company and South West as a combined entity, giving effect to the South West Merger as if it had occurred on the dates indicated, after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements appearing elsewhere in this Prospectus Supplement. The unaudited pro forma combined operating and other data are presented as if the South West Merger had been consummated at the beginning of each period presented and as if the following acquisitions by the Company had occurred at the beginning of each period presented: (i) the acquisition of 13 apartment communities during 1995 and (ii) the acquisition of 20 apartment communities, including an 18 apartment community portfolio, since January 1, 1996, (see Note (A) to the Unaudited Pro Forma Combined Statements of Operations). The unaudited pro forma combined balance sheet data at September 30, 1996 are presented as if the South West Merger had occurred on September 30, 1996. In the opinion of management, all adjustments necessary to reflect the effects of these transactions have been made. The South West Merger has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. The pro forma financial information should be read in conjunction with, and is qualified in its entirety by, the respective historical audited financial statements and notes thereto of the Company and South West incorporated by reference into the Prospectus and the unaudited pro forma financial statements and notes thereto appearing elsewhere in this Prospectus Supplement. The unaudited pro forma operating data and other data are presented for comparative purposes only and are not necessarily indicative of what the actual combined results of operations of the Company and South West would have been for the periods presented, nor do such data purport to represent the results of future periods.

       SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

                                                                                                          NINE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                             SEPTEMBER 30,
                                 --------------------------------------------------------------------   ---------------------
                                                                                            PRO FORMA
                                   1991       1992       1993        1994         1995        1995        1995        1996
                                 --------   --------   --------   ----------   ----------   ---------   --------   ----------
IN THOUSANDS, EXCEPT PER SHARE DATA AND APARTMENTS HOMES OWNED
OPERATING DATA:
  Rental income................  $ 51,250   $ 63,202   $ 89,084   $  139,972   $  195,240   $301,106    $143,082   $  175,119
  Income before gains (losses)
    on sales of investments,
    minority interest of
    unitholders in operating
    partnership and
    extraordinary items........     3,578      6,577     11,286       19,118       28,037     41,932      20,380       25,394
  Gains (losses) on sales of
    investments................        26         --        (89)         108        5,090      5,100       4,844        2,176
  Minority interest of
    unitholders in operating
    partnership................        --         --         --           --           --         (8)         --          (26)
  Extraordinary item -- early
    extinguishment of debt.....       (35)      (242)        --          (89)
  Net income...................     3,569      6,335     11,197       19,137       33,127     47,024      25,224       27,544
  Dividends to preferred
    shareholders...............        --         --         --           --        6,637      9,236       4,209        7,284
  Net income available to
    common shareholders........     3,569      6,335     11,197       19,137       26,490     37,788      21,015       20,260
  Common distributions
    declared...................    15,872     23,271     27,988       37,539       48,610     69,816      35,915       41,282
  Weighted average number of
    common shares outstanding
    (A)........................    24,642     34,604     38,202       46,182       52,781     74,464      51,597       56,978
  Per share:(A)
    Net income per common
      share....................  $    .14   $    .18   $    .29   $      .41   $      .50   $    .51    $    .41   $      .36
    Common distributions
      declared.................       .63        .66        .70          .78          .90        .90        .675          .72


                                 PRO FORMA
                                    1996
                                 ----------
IN THOUSANDS, EXCEPT PER SHARE
OPERATING DATA:
  Rental income................  $  254,162
  Income before gains (losses)
    on sales of investments,
    minority interest of
    unitholders in operating
    partnership and
    extraordinary items........      37,261
  Gains (losses) on sales of
    investments................       2,176
  Minority interest of
    unitholders in operating
    partnership................         (26)
  Extraordinary item -- early
    extinguishment of debt.....          --
  Net income...................      39,411
  Dividends to preferred
    shareholders...............       7,284
  Net income available to
    common shareholders........      32,127
  Common distributions
    declared...................      58,313
  Weighted average number of
    common shares outstanding
    (A)........................      80,700
  Per share:(A)
    Net income per common
      share....................  $      .40
    Common distributions
      declared.................         .72

                                                                                             SEPTEMBER
                                                         DECEMBER 31,                         30, 1996
                                   --------------------------------------------------------  ----------
                                     1991       1992       1993        1994         1995     HISTORICAL   PRO FORMA
                                   --------   --------   --------   ----------   ----------  ----------   ----------
BALANCE SHEET DATA:
Real estate held for investment
  and construction in progress...  $361,503   $454,115   $582,213   $1,007,599   $1,131,098  $1,448,622   $2,032,812
Real estate held for
  disposition....................        --         --         --           --       51,015      42,889       42,889
Accumulated depreciation.........    56,074     71,806     91,444      120,341      129,454     159,429      159,429
Total assets.....................   314,473    390,365    505,840      911,913    1,080,616   1,375,711    1,978,691
Notes payable -- secured.........    73,373     76,516     72,862      158,449      180,481     307,505      408,963
Notes payable -- unsecured.......    94,973    104,605    156,558      368,215      349,858     488,389      620,186
Shareholders' equity.............   136,152    197,677    259,963      356,968      516,389     528,696      881,836
Number of common shares
  outstanding (A)................    27,133     35,285     41,653       50,356       56,375      58,744       81,549


                                                                                                         NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                                      --------------------------------------------------------------   ---------------------
                                                                                           PRO FORMA
                                       1991      1992       1993       1994       1995     1995 (A)      1995        1996
                                      -------   -------   --------   --------   --------   ---------   ---------   ---------
OTHER DATA:
CASH FLOW DATA
  Cash provided by operating
    activities......................  $16,614   $24,608   $ 33,939   $ 54,544   $ 66,428   $103,265    $  47,147   $  72,600
  Cash used in investing
    activities......................  (67,321)  (81,373)  (130,064)  (359,631)  (183,930)  (247,334)    (122,189)   (190,305)
  Cash provided by financing
    activities......................   50,815    56,777    100,793    306,575    113,145    156,629       74,812     122,604

FUNDS FROM OPERATIONS (B)
  Income before gains (losses) on
    sales of investments, minority
    interest of unitholders in
    operating partnership and
    extraordinary items.............  $ 3,578   $ 6,577   $ 11,286   $ 19,118   $ 28,037   $ 41,932    $  20,380   $  25,394
  Adjustments:
    Real estate depreciation........   12,732    15,557     19,516     28,729     38,939     60,992       28,545      33,711
    Minority interest attributable
      to depreciation...............       --        --         --         --         --         (3)          --          --
    Non-recurring items:
      Impairment loss on real estate
         held for disposition.......       --        --         --         --      1,700      1,700           --         290
      Prior years' employment and
         other taxes (C)............       --        --         --         --        395        395          500          --
      Adoption of SFAS No. 112
         "Employers' Accounting for
         Postemployment Benefits"...       --        --         --        450         --         --           --          --
      Provision for possible
         investment losses..........       --     1,564         --         --         --         --           --          --
      Imputed interest expense......      530        --         --         --         --         --           --          --
    Dividends to preferred
      shareholders..................       --        --         --         --     (6,637)    (9,236)      (4,209)     (7,284)
                                      -------   -------   --------   --------   --------   ---------   ---------   ---------
  Funds from operations.............  $16,840   $23,698   $ 30,802   $ 48,297   $ 62,434   $ 95,780    $  45,216   $  52,111
                                      -------   -------   --------   --------   --------   ---------   ---------   ---------

APARTMENT HOMES OWNED
  Total apartment homes
    owned...........................   10,924    13,832     17,914     29,282     34,224     47,585       32,662      41,204
  Weighted average number of
    apartment homes owned...........    9,491    11,387     15,445     23,160     31,242     43,985       30,746      36,193


                                      PRO FORMA
                                      1996 (A)
                                      ---------
OTHER DATA:
CASH FLOW DATA
  Cash provided by operating
    activities......................  $102,201
  Cash used in investing
    activities......................  (236,237)
  Cash provided by financing
    activities......................   155,988
FUNDS FROM OPERATIONS (B)
  Income before gains (losses) on
    sales of investments, minority
    interest of unitholders in
    operating partnership and
    extraordinary items.............  $ 37,261
  Adjustments:
    Real estate depreciation........    49,802
    Minority interest attributable
      to depreciation...............        --
    Non-recurring items:
      Impairment loss on real estate
         held for disposition.......       290
      Prior years' employment and
         other taxes (C)............        --
      Adoption of SFAS No. 112
         "Employers' Accounting for
         Postemployment Benefits"...        --
      Provision for possible
         investment losses..........        --
      Imputed interest expense......        --
    Dividends to preferred
      shareholders..................    (7,284)
                                      ---------
  Funds from operations.............  $ 80,069
                                      ---------
APARTMENT HOMES OWNED
  Total apartment homes
    owned...........................    55,367
  Weighted average number of
    apartment homes owned...........    49,937

---------------

(A) All share and per share information has been adjusted to give effect to a 2-for-1 stock split in May 1993.

(B) Funds from operations ("FFO") is defined as income before gains (losses) on sales of investments, minority interest of unitholders in Operating Partnership and extraordinary items (computed in accordance with generally accepted accounting principles) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. The Company computes FFO in accordance with the recommendations set forth by the National Association of Real Estate Investment Trusts ("NAREIT"). The Company considers FFO in evaluating property acquisitions and its operating performance, and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's operating performance and liquidity. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

(C) Prior years' payroll tax liability resulting from an Internal Revenue Service examination for the years 1993 and 1994.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS
         (AS OF AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996)

     The following management's discussion and analysis of financial condition and operations includes the results of the Company prior to the South West Merger.

LIQUIDITY AND CAPITAL RESOURCES

     As a qualified REIT, the Company distributes a substantial portion of its cash flow to its shareholders in the form of quarterly distributions. The Company seeks to retain sufficient cash to cover normal operating needs, including routine replacements and to help fund additional acquisitions. For the nine months ended September 30, 1996, the Company's cash flow from operating activities exceeded cash distributions paid to preferred and common shareholders by approximately $25.4 million. The Company utilizes a variety of primarily external financing sources to fund portfolio growth, major capital improvement programs and balloon debt payments. The Company has frequently utilized its bank lines of credit to temporarily finance these expenditures and has subsequently replaced this short-term bank debt with longer term debt or equity. The Company has, from time to time, used derivative instruments to synthetically alter on-balance sheet liabilities or to hedge anticipated financing transactions. Derivative contracts did not have a material impact on results of operations during the period.

     At September 30, 1996, the Company's outstanding indebtedness totaled $795.9 million with a weighted average interest rate of 7.54%. This amount includes (i) mortgage notes payable aggregating $184.9 million with a weighted average interest rate of 7.59%, (ii) tax-exempt bond indebtedness aggregating $122.7 million with a weighted average interest rate of 6.86%, (iii) senior unsecured notes payable aggregating $439.1 million with a weighted average interest rate of 7.83% and (iv) bank line borrowings aggregating $49.2 million with a weighted average interest rate of 6.22%. At September 30, 1996, total senior debt equaled 46% of the Company's total market capitalization.

     At the beginning of 1996, the Company had approximately $2.9 million of cash and cash equivalents and $85.1 million of available and unused bank lines of credit.

     For the nine months ended September 30, 1996, the Company's cash flow from operating activities increased approximately $25.5 million over the same period last year, primarily as a result of the significant expansion of the Company's portfolio of apartment communities as discussed below and under "Results of Operations."

     During the nine months ended September 30, 1996, net cash used for investing activities was approximately $190.3 million. Approximately $165.0 million was used in acquisitions of 28 apartment communities containing 7,096 apartment homes for a total cost of approximately $294.9 million. Mortgage notes payable of approximately $129.9 million were assumed in these acquisitions. The Company also funded $43.1 million of capital improvements to its properties during this same period. The Company received net cash proceeds of $18.7 million from the sales of real estate held for disposition during the first nine months of 1996 which included two apartment communities, four shopping centers and one parcel of undeveloped land ($4.9 million is held in escrow in a like-kind exchange transaction and is included in other assets).

     Net cash provided by financing activities during the nine months ended September 30, 1996 was approximately $122.6 million, reflecting (i) net proceeds from the issuance of Common Stock in the amount of $31.9 million, which included $8.0 million received from the issuance of Common Stock under the Company's dividend reinvestment and stock purchase plan, (ii) net proceeds from the issuance of notes payable of approximately $153.0 million, (iii) net short-term bank borrowings of $30.8 million, (iv) net proceeds from the issuance of tax-exempt bonds totaling $5.9 million and (v) mortgage financing proceeds released from construction funds in the amount of $2.7 million. These cash inflows were partially offset by (i) $47.2 million of cash distributions paid to common and preferred shareholders funded with cash flows from operating activities, (ii) scheduled mortgage principal payments of $1.9 million, (iii) payments on notes and non-scheduled mortgage principal payments of $50.7 million and (iv) payment of financing costs aggregating $1.9 million.

     The Company considers its cash provided by operating activities adequate to meet its operating requirements and payments of distributions to both common and preferred shareholders.

     During 1996, the Company completed several significant financing activities. During 1996, the Company implemented a $200 million medium-term note ("MTN") program under its $462.5 million shelf registration statement. On July 9, 1996, the Company issued $125 million of ten-year notes under this program at an interest rate of 7.95%. Net proceeds of approximately $124.2 million were used to (i) curtail existing bank debt in the amount of $93.1 million and (ii) repay a 9.57%, $35 million senior note that matured on July 15, 1996. In July 1995, the Company executed a forward starting interest rate swap with a notional amount of $50 million which had the effect of fixing the interest rate on a ten-year Treasury starting July 15, 1996 at 6.544%. In anticipation of implementing the MTN program, the Company entered into a second interest rate hedge agreement for $75 million (notional amount) on June 28, 1996 which allowed the Company to lock-in a ten-year Treasury rate of 6.75%. The two interest rate hedge agreements were terminated simultaneously with the issuance of the MTNs and the Company received $3.0 million in cash on the settlement, which had the economic effect of reducing the interest rate to approximately 7.61% over the ten year term. Additionally, on August 15, 1996, the Company acquired an 18 property apartment portfolio, located primarily in North Carolina and South Carolina, at an aggregate cost of $182.6 million, including closing costs. The acquisition was financed with (i) additional borrowings under bank lines of credit of $25.1 million, (ii) the assumption of secured debt encumbering properties aggregating approximately $109.8 million, (iii) seller financing of $25 million and (iv) the issuance of approximately 1.7 million shares of the Company's Common Stock valued at $22.7 million.

     The Company may from time to time sell apartment communities that no longer meet the long-term investment objectives the Company has set for its apartment portfolio. Also, the Company hopes to dispose of its remaining commercial properties over time as suitable opportunities arise. Since January 1, 1996, the Company has sold two apartment communities, four shopping centers and one parcel of undeveloped land for an aggregate sales price of $26.9 million. In connection with the sales, the Company recognized an aggregate $2.2 million financial reporting gain. Of the $24.7 million in cash proceeds received, $4.9 million was held in escrow at September 30, 1996, pending the completion of a like-kind exchange transaction and is included in Other Assets. At September 30, 1996, the Company had one industrial building under contract for which the sale occurred in October 1996 for an approximate $250,000 gain for financial reporting purposes. Included in the consolidated balance sheet at September 30, 1996 as "Real estate held for disposition" are 14 properties in the aggregate amount of $42.9 million, net of accumulated depreciation and impairment loss valuation allowance. Real estate held for disposition contributed net rental income (total rental income, less rental expenses, less depreciation expense) of approximately $3.9 million for the nine months ended September 30, 1996. The 14 properties consist of the following: (i) seven apartment communities aggregating $23.6 million, (ii) three shopping centers aggregating $15.0 million, (iii) four office/industrial properties in the amount of $2.7 million and (iv) one parcel of land aggregating $1.6 million.

     The Company's liquidity and capital resources are believed to be more than adequate to meet its cash requirements for the next several years.

     On October 1, 1996, the Company executed a definitive agreement to acquire South West Property Trust Inc., a Dallas, Texas based apartment REIT, in a tax free merger to be accounted for using the purchase method in accordance with Accounting Principles Board Opinion No. 16. The merger was approved by the shareholders of both parties on December 10, 1996, and became effective on December 31, 1996. Shareholders of South West received approximately $353 million of the Company's Common Stock. In addition, the Company assumed approximately $237 million of debt and other liabilities and incurred transaction expenses of $13 million, making the total value of the transaction approximately $603 million. South West owned 14,975 apartment homes, including 760 under development, approximately 80% of which are in Texas, including 50% in Dallas.

FUNDS FROM OPERATIONS

     Funds from operations ("FFO") is defined as income before gains (losses) on sales of investments, minority interest of unitholders in Operating Partnership and extraordinary items (computed in accordance with generally accepted accounting principles) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. The Company computes FFO in accordance with the recommendations set forth by the National Association of Real Estate Investment Trusts ("NAREIT"). The Company considers FFO in evaluating property acquisitions and its operating performance, and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's operating performance and liquidity. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

     For the nine months ended September 30, 1996, FFO increased 15.2% to $52.1 million, compared to $45.2 million for the same period last year. The increase in FFO was principally due to the increased net rental income from the Company's 12,298 non-mature apartment homes in 50 apartment communities (those acquired subsequent to December 31, 1994).

                                                                                               NINE MONTHS ENDED SEPTEMBER 30,
                                                                                                          ($000S)
                                                                                                1996       1995      % CHANGE
                                                                                               -------    -------    --------
Calculation of Funds from Operations:
  Income before gains (losses) on sales of investments and minority interest of unitholders
     in Operating Partnership...............................................................   $25,394    $20,380       24.6%
  Adjustments:
     Real estate depreciation...............................................................    33,711     28,545       18.1%
     Dividends to preferred shareholders....................................................    (7,284)    (4,209)      73.1%
     Prior years' payroll tax liability.....................................................        --        500         --
     Impairment loss on real estate held for disposition....................................       290         --         --
                                                                                               -------    -------    --------
Funds from Operations.......................................................................   $52,111    $45,216       15.2%
                                                                                               =======    =======    ========

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1996

     The Company's net income is primarily generated from the operations of its apartment communities. For purposes of evaluating the Company's comparative operating performance, the Company categorizes its apartment communities into two categories: (i) mature -- those communities acquired prior to January 1, 1995 and held throughout the reporting period and (ii) non-mature -- those communities acquired subsequent to December 31, 1994 plus four apartment communities sold during this same period.

     The Company reported increases over the same period last year in rental income and income before gains (losses) on sales of investments and minority interest of unitholders in Operating Partnership, net income and FFO. Since the beginning of 1995, the Company acquired and developed a total of 12,298 apartment homes in 50 communities representing a 35.9% expansion in the number of apartment homes owned during that period. These apartment homes (the "non-mature" communities) provided a substantial portion of the aggregate reported increases noted above.

  ALL COMMUNITIES

     The operating performance for all of the Company's 166 apartment communities containing 41,204 apartment homes during the first nine months of 1996 and the 122 apartment communities containing 32,662 apartment homes during the same period in 1995 is summarized as follows:

                                                                                            NINE MONTHS ENDED SEPTEMBER 30,
                                                                                                        ($000S)
                                                                                              1996        1995      % CHANGE
                                                                                            --------    --------    --------
Rental income............................................................................   $171,321    $137,231       24.8%
Rental expenses..........................................................................    (75,155)    (58,730)      28.0%
Real estate depreciation.................................................................    (33,616)    (27,048)      24.3%
                                                                                            --------    --------    --------
Net rental income (1)....................................................................   $ 62,550    $ 51,453       21.6%
                                                                                            ========    ========    ========
Weighted average number of apartment homes...............................................     36,193      30,746       17.7%
Economic occupancy (2)...................................................................       93.2%       94.1%      (1.0%)

---------------

(1) Net rental income for an apartment community is defined as total rental income, less rental expenses, less depreciation expense.

(2) Economic occupancy is defined as rental income (gross potential rent less vacancy loss, management units and credit loss) divided by potential collections (gross potential rent less management units) for the period, expressed as a percentage.

     Due to the acquisition and development of 12,298 apartment homes since January 1, 1995, the weighted average number of apartment homes increased 17.7% to 36,193 for the 1996 period from 30,746 apartment homes for the same period last year. As a result of the increase in the number of apartment homes acquired since January 1, 1995, the Company has experienced significant increases in rental income, rental expenses and real estate depreciation.

     The non-mature apartment homes (see discussion under "Non-Mature Communities") provided the majority of the increases in rental income, rental expenses and depreciation expense, however, higher average rents at the Company's mature communities also contributed to the increases in rental income. For the 41,204 apartment homes in the 166 apartment communities owned at September 30, 1996, economic occupancy averaged 93.2% and the operating expense ratio (ratio of rental expenses to rental income) averaged 43.9% for the 1996 period. For the 1995 period, the 32,662 apartment homes then owned had economic occupancy of 94.1% and the operating expense ratio averaged 42.8%.

     The major markets in which the Company operates have experienced good job growth and household formation, which has led to strong rent growth for the Company's mature apartment communities (see discussion under "Mature Communities"). The increase in operating expenses for the nine month period was in part attributable to the severe winter weather experienced during the first quarter of 1996 which resulted in an increase in gas, snow removal and repair labor expenses. The Company's mature apartments experienced increases in most of the operating expense categories compared to the same period last year. Exterior painting and other non-recurring exterior improvements, such as striping and sealcoating parking lots, accounted for a significant amount of the increase. In addition, real estate taxes, casualty insurance premiums and water/sewer expenses increased for the 1996 period compared to the same period last year.

  MATURE COMMUNITIES

     The operating performance for the Company's 116 mature apartment communities containing 28,906 apartment homes is summarized as follows:

                                                                                            NINE MONTHS ENDED SEPTEMBER 30,
                                                                                                        ($000S)
                                                                                              1996        1995      % CHANGE
                                                                                            --------    --------    --------
Rental income............................................................................   $134,287    $128,613        4.4%
Rental expenses..........................................................................    (60,201)    (55,271)       8.9%
Real estate depreciation.................................................................    (26,827)    (25,600)       4.8%
                                                                                            --------    --------    --------
Net rental income........................................................................   $ 47,259    $ 47,742       (1.0%)
Economic occupancy.......................................................................       93.1%       94.1%      (1.0%)
Average monthly rental rates.............................................................   $    536    $    512        4.7%

     For the 1996 period, the Company's mature communities provided approximately 78% of the Company's rental income and 76% of its net rental income. Compared to the same nine month period last year, total rental income from these apartment homes grew 4.4%, or $5.7 million, reflecting an increase in average monthly rents of 4.7% to $536 per month and an increase in other income, primarily fee income, of $932,000 or 44%. The Company expects to maintain rent growth in the 4 1/2% range through the remainder of the year. The rental rate increases for the 1996 period were offset by a decrease in economic occupancy of 1.0% to 93.1% which resulted from a decrease in physical occupancy of 0.8% and an increase in credit loss of 0.2%.

     For the 1996 period, rental expenses at these communities increased 8.9%, or $4.9 million, resulting in an increase in the operating expense ratio (the ratio of rental expenses to rental income) of 1.9% to 44.8%. The increase in rental expenses is partly attributable to the severe winter of 1996 compared to the relatively mild winter of 1995. Of the $4.9 million increase, approximately $450,000 was weather related which included increases in gas, snow removal and repair labor expenses. During the first nine months of 1996, the Company's mature apartments experienced increases in most operating expense categories compared to the same period last year. Exterior painting and other non-recurring exterior improvements, such as striping and sealcoating parking lots, accounted for almost $1 million of the increase. In addition, real estate taxes, casualty insurance premiums and water and sewer expenses increased $452,000, $319,000 and $289,000, respectively, over the same period last year. In 1996, the Company began the process of upgrading certain of its older apartment communities. The upgrades relate primarily to the modernization of the kitchens and bathrooms with new appliances, cabinets, light fixtures, ceiling fans, shelving, countertops, doors and floor coverings. Although certain of these costs have been capitalized, a portion has been expensed. The process of upgrading has also contributed to higher turnover costs and an increase in repair labor costs. The Company expects continuing pressure on certain expenses such as real estate taxes, insurance and water/sewer rates. Turnover (measured by move-outs) for the first nine months of 1996, was 47.6% at the mature communities which approximates turnover for the nine month period last year. The combination of higher rents which were offset by a decrease in occupancy and higher rental expenses led to a decrease in net rental income from mature communities of approximately $483,000 or 1.0% for the 1996 period. For the third quarter of 1996, casualty insurance expense increased approximately $330,000 over the same period last year. Over the past several years, the Company experienced a large number of casualty insurance claims relating to hurricane and storm damage which resulted in a significant increase in insurance rates beginning with the July 1, 1996 policy year.

  NON-MATURE COMMUNITIES

     The operating performance for the Company's 50 non-mature apartment communities comprising (i) the 12,298 apartment homes acquired and developed since January 1, 1995 and (ii) the four apartment communities containing 378 apartment homes sold since December 31, 1994 is summarized as follows:

                                                                                        NINE MONTHS ENDED SEPTEMBER 30,
                                                                                                    ($000S)
                                                                                     1996            1995           $ CHANGE
                                                                                   --------         -------         --------
Rental income..............................................................        $ 37,034         $ 8,618         $ 28,416
Rental expenses............................................................         (14,954)         (3,459)         (11,495)
Real estate depreciation...................................................          (6,789)         (1,448)          (5,341)
                                                                                   --------         -------         --------
Net rental income..........................................................        $ 15,291         $ 3,711         $ 11,580

     For the 1996 period, the Company's non-mature communities provided approximately 22% of the Company's rental income and 24% of its net rental income. Rental income, rental expenses and real estate depreciation increased from 1995 to 1996 directly as a result of the increase in the number of apartment homes acquired during 1995 and the first nine months of 1996. For the 12,298 apartments in the 50 non-mature communities acquired and developed since January 1, 1995, average economic occupancy was 93.7% and the operating expense ratio was 40.4% during the first nine months of 1996. These communities provided increases of $28.4 million, $11.5 million and $11.6 million, respectively, in rental income, rental expenses and net rental income for the 1996 period.

  COMMERCIAL

     Rental income, rental expenses and net rental income from commercial properties decreased $2.9 million, $561,000 and $1.4 million, respectively, during the first nine months of 1996 compared to the same period last year. The decrease is directly attributable to the sale of eleven shopping centers since the beginning of 1995.

  OTHER INCOME AND EXPENSES

     Interest expense increased $4.9 million for the first nine months of 1996 over the same period last year. The weighted average amount of debt employed for the 1996 period was higher than it was in 1995 ($619.1 million in 1996 versus $496.5 million in 1995). The weighted average interest rate on this debt was slightly lower than it was during the same period last year, decreasing from 7.82% in 1995 to 7.65% in 1996. The interest rates decreased slightly for the 1996 period, primarily as a result of the fact that the weighted average interest rate on short-term bank borrowings decreased compared to last year. In addition, during 1996, the Company retired $45 million of unsecured debt which was replaced with lower interest rate debt.

     General and administrative expenses increased by $421,000 for the nine months ended September 30, 1996 over the same period last year. In 1996, the Company incurred increases in most of its general and administrative expense categories with the largest increases in payroll and payroll related expenses, investor relations expenses and office rent which are directly related to the higher administrative costs associated with increasing the size of the Company, however, general and administrative expense as a percentage of rental revenues has remained relatively flat compared to last year.

INFLATION

     The Company believes that the direct effects of inflation on its operations have been inconsequential.

     The following chart shows the geographic distribution as of January 16, 1997 of the Company's apartment properties giving effect to the South West Merger.

                                                                                          NUMBER OF                 PERCENTAGE OF
                                                                                          APARTMENT    NUMBER OF      APARTMENT
                                                                                          PROPERTIES     HOMES          HOMES
                                                                                          ---------    ---------    -------------
Dallas/Fort Worth, Texas...............................................................       20          7,563           13%
Richmond, Virginia.....................................................................       13          3,697            6%
Columbia, South Carolina...............................................................       12          3,534            6%
Raleigh, North Carolina................................................................       11          3,104            6%
Orlando, Florida.......................................................................       10          2,981            5%
Charlotte, North Carolina..............................................................       14          2,896            5%
Tampa/Clearwater, Florida..............................................................        9          2,639            5%
Atlanta, Georgia.......................................................................        8          2,226            4%
Eastern North Carolina.................................................................        9          2,150            4%
Greensboro, North Carolina.............................................................        9          2,122            4%
San Antonio, Texas.....................................................................        5          1,983            3%
Greenville/Spartanburg, South Carolina.................................................        9          1,840            3%
Baltimore, Maryland....................................................................        8          1,746            3%
Hampton Roads, Virginia (1)............................................................        7          1,628            3%
Nashville, Tennessee...................................................................        6          1,520            3%
Washington, D.C........................................................................        6          1,483            3%
Jacksonville, Florida..................................................................        3          1,157            2%
Houston, Texas.........................................................................        3          1,058            2%
Miami/Ft. Lauderdale, Florida..........................................................        4            960            2%
Memphis, Tennessee.....................................................................        4            935            2%
Fayetteville, North Carolina...........................................................        3            884            1%
Eastern Shore, Maryland................................................................        4            784            1%
Phoenix, Arizona.......................................................................        3            712            1%
Austin, Texas..........................................................................        2            517            1%
Little Rock, Arkansas..................................................................        2            512            1%
Las Vegas, Nevada......................................................................        1            384            1%
Dover, Delaware........................................................................        2            368            1%
Oklahoma City, Oklahoma................................................................        1            316            1%
Albuquerque, New Mexico................................................................        1            210            --
Other Florida..........................................................................        5          1,172            2%
Other Virginia.........................................................................        6            988            2%
Other Texas............................................................................        3            824            1%
Other Georgia..........................................................................        2            468            1%
Other South Carolina...................................................................        2            408            1%
Alabama................................................................................        2            382            1%
Other North Carolina...................................................................        1            168            --
                                                                                             ---       ---------       ------
  Total................................................................................      210         56,319          100%
                                                                                             ===       =========       ======

---------------

(1) Includes Newport News/Hampton/Virginia Beach Areas.

                                   MANAGEMENT

     The directors and officers of the Company are:

NAME                        AGE     OFFICE
------------------------    ---     ---------------------------------------
John P. McCann              52      Chairman of the Board, President and
                                      Chief Executive Officer; Director
John S. Schneider           58      Vice Chairman of the Board and
                                      Executive Vice President; Director
James Dolphin               47      Executive Vice President and Chief
                                      Financial Officer; Director
Barry M. Kornblau           47      Senior Vice President and Director of
                                      Apartment Operations -- Eastern
                                      Division; Director
Robert F. Sherman           54      Senior Vice President and Director of
                                      Apartment Operations -- Western
                                      Division
David L. Johnston           52      Senior Vice President and Director of
                                      Acquisitions and Development --
                                      Western Division
Richard A. Giannotti        41      Senior Vice President and Director of
                                      Acquisitions and Development --
                                      Eastern Division
Katheryn E. Surface         38      Vice President, Secretary and General
                                      Counsel
Jeff C. Bane                67      Director; President, Blake & Bane Inc.,
                                      real estate brokers, Richmond,
                                      Virginia
R. Toms Dalton, Jr.         64      Director; partner, Allen & Carwile,
                                      attorneys, Waynesboro, Virginia
John C. Lanford             66      Director; President, Adams Construction
                                      Co., general contractors, Roanoke,
                                      Virginia
H. Franklin Minor           63      Director; attorney-at-law and real
                                      estate broker, Richmond, Virginia
Lynne B. Sagalyn            49      Director; Professor, Columbia
                                      University Graduate School of
                                      Business
Mark J. Sandler             54      Director; private investor
Robert W. Scharar           48      Director; President, FCA Corporation,
                                      investment advisors,
Ira T. Wender               70      Director; of counsel, Patterson,
                                      Belknap, Webb & Tyler, attorneys, New
                                      York, New York
C. Harmon Williams, Jr.     65      Director; real estate broker,
                                      Charlottesville, Virginia

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scott & Stringfellow, Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase from the Company, an aggregate of 3,000,000 shares of Common Stock. The Underwriters are committed to purchase all of the shares of Common Stock if any are purchased.

     The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it bears to the 3,000,000 shares offered hereby.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company and certain of its officers, directors and principal shareholders have agreed that for a period of 90 days from the date of this Prospectus Supplement they will not, without the prior written consent of the Underwriters, offer, sell or otherwise dispose of any shares of Common Stock, except for shares issued for property acquisitions or grants of options or issuance of shares upon exercise of options or issuance under employee benefit plans.

                                 LEGAL OPINIONS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and for the Underwriters by Brown & Wood LLP, New York, New York.

                INDEX TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                                                                                                          PAGE
                                                                                                                          ----
Pro Forma Combined Financial Information (unaudited)
  United Dominion Realty Trust, Inc.
     Pro Forma Combined Statements of Operations for the Nine Months Ended September 30, 1996..........................   S-19
     Pro Forma Combined Statements of Operations for the Year Ended December 31, 1995..................................   S-20
     Notes to Pro Forma Combined Statements of Operations..............................................................   S-21
     Pro Forma Combined Balance Sheet as of September 30, 1996.........................................................   S-24
     Notes to Pro Forma Combined Balance Sheet.........................................................................   S-25

                       UNITED DOMINION REALTY TRUST, INC.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                    FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                    THE NINE MONTHS ENDED SEPTEMBER 30, 1996

BASIS OF PRESENTATION

     The Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 are presented as if the South West Merger had occurred at the beginning of each period presented. The Unaudited Pro Forma Combined Statements of Operations give effect to the South West Merger under the purchase method of accounting in accordance with Accounting Standards Board Opinion No. 16, and the combined entity qualifying as a REIT, distributing at least 95% of its taxable income, and therefore,incurring no federal income tax liability for the periods presented. In addition to the South West Merger, the Unaudited Pro Forma Combined Statements of Operations give effect to the following acquisitions as if they had occurred on the first day of each period presented: (i) the acquisition of 13 apartment communities during 1995 and (ii) the acquisition of 20 apartment communities, including an 18 apartment community portfolio, since January 1, 1996 (see Note (A) to the Unaudited Pro Forma Combined Statements of Operations). In the opinion of management, all adjustments necessary to reflect the effects of these transactions have been made.

     The Unaudited Pro Forma Combined Statements of Operations are presented for comparative purposes only and are not necessarily indicative of what the actual combined results of the Company and South West would have been for the year ended December 31, 1995 and the nine months ended September 30, 1996 if the South West Merger and other acquisitions had occurred at the beginning of each period presented, nor do they purport to be indicative of the results of operations in future periods. The Unaudited Pro Forma Combined Statements of Operations should be read in conjunction with, and are qualified in their entirety by, the respective historical financial statements and notes thereto of the Company and South West incorporated by reference into the Prospectus.

                       UNITED DOMINION REALTY TRUST, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       PRO FORMA     UNITED DOMINION
                                                                  UNITED DOMINION     SOUTH WEST        MERGER          PRO FORMA
                                                                   PRO FORMA(A)      HISTORICAL(B)    ADJUSTMENTS       COMBINED
                                                                  ---------------    -------------    -----------    ---------------

INCOME
  Rental income................................................      $ 192,603          $61,559                         $ 254,162
  Interest and dividend income.................................          1,197              439                             1,636
                                                                  ---------------    -------------    -----------    ---------------
                                                                       193,800           61,998              --           255,798

EXPENSES
  Rental expenses:
     Utilities.................................................         13,963            4,037                            18,000
     Repairs and maintenance...................................         31,819            7,582                            39,401
     Real estate taxes.........................................         14,032            5,859                            19,891
     Property management.......................................          4,625            2,114         $  (346)(D)         6,393
     Other operating expenses..................................         18,302            8,789                            27,091
  Depreciation of real estate owned............................         37,623            9,952           2,227 (C)        49,802
  Interest.....................................................         42,701            9,747            (756)(E)        51,692
  General and administrative...................................          4,192            1,342            (722)(F)         4,812
  Other depreciation and amortization..........................            917              248                             1,165
  Impairment loss on real estate held for disposition..........            290                                                290
                                                                  ---------------    -------------    -----------    ---------------
                                                                       168,464           49,670             403           218,537

Income before gains on sales of investments and minority
  interest of unitholders in operating partnership.............         25,336           12,328            (403)           37,261
Gains on sales of investments..................................          2,176                                              2,176
Minority interest of unitholders in operating partnership......            (26)                                               (26)
                                                                  ---------------    -------------    -----------    ---------------
Net income.....................................................         27,486           12,328            (403)           39,411
Dividends to preferred shareholders............................          7,284               --                             7,284
                                                                  ---------------    -------------    -----------    ---------------
Net income available to common shareholders....................      $  20,202          $12,328         $  (403)        $  32,127
                                                                  ===============    =============    ===========    ===============

Net income per common share....................................      $     .35                                          $     .40
                                                                  ===============                                    ===============

Distributions declared per common share........................      $     .72                                          $     .72
                                                                  ===============                                    ===============

Weighted average number of common shares outstanding...........         58,330                           22,370(G)         80,700

See accompanying notes.

                       UNITED DOMINION REALTY TRUST, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       PRO FORMA     UNITED DOMINION
                                                                  UNITED DOMINION     SOUTH WEST        MERGER          PRO FORMA
                                                                   PRO FORMA(A)      HISTORICAL(B)    ADJUSTMENTS       COMBINED
                                                                  ---------------    -------------    -----------    ---------------

INCOME
  Rental income................................................      $ 230,045          $71,061                         $ 301,106
  Interest and dividend income.................................          1,423            1,053                             2,476
                                                                  ---------------    -------------    -----------    ---------------
                                                                       231,468           72,114              --           303,582

EXPENSES
  Rental expenses:
     Utilities.................................................         16,765            4,940                            21,705
     Repairs and maintenance...................................         34,940            9,980                            44,920
     Real estate taxes.........................................         16,660            6,499                            23,159
     Property management.......................................          6,229            2,464         $  (493)(D)         8,200
     Other operating expenses..................................         20,969            9,782                            30,751
  Depreciation of real estate owned............................         46,132           12,304           2,556 (C)        60,992
  Interest.....................................................         52,792           10,686            (614)(E)        62,864
  General and administrative...................................          4,865            2,037          (1,039)(F)         5,863
  Other depreciation and amortization..........................          1,103              393                             1,496
  Impairment loss on real estate held for disposition..........          1,700               --                             1,700
                                                                  ---------------    -------------    -----------    ---------------
                                                                       202,155           59,085             410           261,650
                                                                  ---------------    -------------    -----------    ---------------

Income before gains on sales of investments and minority
  interest of unitholders in operating partnership.............         29,313           13,029            (410)           41,932
Gains on sales of investments..................................          5,090               10                             5,100
Minority interest of unitholders in operating partnership......                              (8)                               (8)
                                                                  ---------------    -------------    -----------    ---------------
Net income.....................................................         34,403           13,031            (410)           47,024
Dividends to preferred shareholders............................          9,236               --                             9,236
                                                                  ---------------    -------------    -----------    ---------------
Net income available to common shareholders....................      $  25,167          $13,031         $  (410)        $  37,788
                                                                  ===============    =============    ===========    ===============

Net income per common share....................................      $     .46                                          $     .51
                                                                  ===============                                    ===============
Distributions declared per common share........................      $     .90                                          $     .90
                                                                  ===============                                    ===============
Weighted average number of common shares outstanding...........         54,156                           20,308(G)         74,464

See accompanying notes.

                       UNITED DOMINION REALTY TRUST, INC.
         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(A) The Unaudited Pro Forma Combined Statements of Operations reflect the historical results of the Company adjusted to reflect the operations of: (i) 18 apartment communities acquired in an August 15, 1996 portfolio acquisition as previously reported on Form 8-K dated August 15, 1996 (subsequently updated to reflect results of operations for the nine months ended September 30, 1996 on Form 8-K dated October 31, 1996), (ii) two apartment communities acquired during 1996 as previously reported on Form 8-K dated October 31, 1996, (iii) nine apartment communities acquired in a May 4, 1995 portfolio acquisition as previously reported on Form 8-K dated June 30, 1995 and (iv) four apartment communities acquired during the second half of 1995, as previously reported on Form 8-K dated December 28, 1995, all incorporated by reference into the Prospectus, for the periods not owned by the Company.

(B) Certain reclassifications have been made to South West's historical statements of operations to conform to the Company's financial statement presentations.

(C) Represents the net increase in depreciation of real estate owned as a result of recording the South West real estate assets at fair value versus historical cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which have an estimated weighted average useful life of approximately 26.6 years. Buildings have been depreciated over 35 years and other assets over 5, 10 or 20 years depending on the useful life of the related asset.

    Calculation of the fair value of depreciable real estate assets at September 30, 1996:

Purchase price (See Pro Forma Combined Balance Sheet Note (B))......................   $602,978
  Less:
  Purchase price allocated to cash and other assets.................................     18,788
  Purchase price allocated to land..................................................     76,589
  Purchase price allocated to construction in progress**............................     73,598
                                                                                       --------
  Pro forma basis of South West's depreciable real estate held for investment at
     fair value.....................................................................   $434,003
                                                                                       ========

---------------

** At September 30, 1996, South West had two apartment communities containing 698 apartment homes and three additions to existing properties which will total 392 apartment homes under construction. The historical cost of construction in progress is assumed to be at fair value.

Calculation of depreciation of real estate owned for the year ended December 31, 1995 and the nine months ended September 30, 1996 is as follows:

                                                                              YEAR              NINE MONTHS
                                                                              ENDED                ENDED
                                                                        DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                                        -----------------    ------------------
Depreciation expense based upon an estimated weighted average useful
  life of approximately 26.6 years...................................       $  14,860             $ 12,179
Less historical South West depreciation of real estate owned.........         (12,304)              (9,952)
                                                                        -----------------    ------------------
Pro forma adjustment.................................................       $   2,556             $  2,227
                                                                        =================    ==================

(D) Reflects the net estimated reduction of property management costs of $493 and $346 for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, based upon the identified historical costs for those items which are anticipated to be eliminated or reduced as a result of the South West Merger, as follows:

                                                                  YEAR              NINE MONTHS
                                                                  ENDED                ENDED
                                                            DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                            -----------------    ------------------
Net reduction in salary, benefits and
  occupancy costs........................................         $ 285                 $230
Net reduction in travel, entertainment and other.........            57                   51
Net reduction in other expenses..........................           151                   65
                                                                 ------               ------
Pro forma adjustment.....................................         $ 493                 $346
                                                                 ======               ======

(E) Represents the net adjustment to interest expense, as follows:

                                                                  YEAR              NINE MONTHS
                                                                  ENDED                ENDED
                                                            DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                            -----------------    ------------------
To adjust amortization of South West's deferred financing
  costs which would be eliminated in connection with the
  South West Merger......................................        $  (965)              $ (921)
To adjust the amortization of the premium required to
  record South West's mortgages and other notes payable
  at fair value..........................................           (440)                (428)
To reflect the additional borrowings of $13,115 of
  variable-rate bank line borrowings used to fund the
  South West Merger and registration costs (See Note (F)
  of the Pro Forma Combined Balance Sheet) at current
  market interest rates available to the Company of
  6.03%..................................................            791                  593
                                                                 -------              -------
Pro forma adjustment.....................................        $  (614)              $ (756)
                                                                 =======              =======

(F) Represents the net reduction to general and administrative expenses of $1,039 and $722 for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, based upon the identified historical costs of certain items which are anticipated to be eliminated or reduced as a result of the South West Merger, as follows:

                                                                        YEAR              NINE MONTHS
                                                                        ENDED                ENDED
                                                                  DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                                  -----------------    ------------------
Net reduction in salary, benefits and occupancy costs..........        $   704                $471
Net reduction in duplication of public company expenses........            181                 123
Net reduction in other expenses................................            154                 128
                                                                       -------              ------
                                                                       $ 1,039                $722
                                                                       =======              ======

(G) The pro forma weighted average shares outstanding for the year ended December 31, 1995 and the nine months ended September 30, 1996 are computed as follows:

                                                                        YEAR              NINE MONTHS
                                                                        ENDED                ENDED
                                                                  DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                                  -----------------    ------------------
South West's historical weighted average common shares
  outstanding..................................................         18,627               20,659
Less: dilutive effect of South West stock options..............            (92)                (220)
Plus: effect of South West vested stock options converted upon
  South West Merger............................................            211                  211
                                                                       -------              -------
South West historical adjusted weighted average common shares
  outstanding..................................................         18,746               20,650
                                                                       =======              =======

Company pro forma weighted average common shares outstanding...         54,156               58,330
Issuance of Company common stock at an exchange ratio of 1.0833 for all of the South West common stock in connection with the
  South West Merger **.........................................         20,308               22,370
                                                                       -------              -------
Pro forma shares...............................................         74,464               80,700
                                                                       =======              =======

---------------

** Weighted average historical adjusted South West common shares outstanding multiplied by the exchange ratio.

                       UNITED DOMINION REALTY TRUST, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1996

BASIS OF PRESENTATION

     The Unaudited Pro Forma Combined Balance Sheet gives effect to the South West Merger as if it had occurred on September 30, 1996. The Unaudited Pro Forma Combined Balance Sheet gives effect to the South West Merger under the purchase method of accounting in accordance with Accounting Standards Board Opinion No.
16. In the opinion of management, all significant adjustments necessary to reflect the effects of the South West Merger have been made.

     The Unaudited Pro Forma Combined Balance Sheet is presented for comparative purposes only and is not necessarily indicative of what the actual combined financial position of the Company and South West would have been at September 30, 1996, nor does it purport to represent the future combined financial position of the Company and South West. This Unaudited Pro Forma Combined Balance Sheet should be read in conjunction with, and is qualified in its entirety by, the respective historical financial statements and notes thereto of the Company and South West incorporated by reference into the Prospectus.

                       UNITED DOMINION REALTY TRUST, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                             PRO FORMA
                                                                     UNITED DOMINION        SOUTH WEST            MERGER
                                                                       HISTORICAL         HISTORICAL (A)      ADJUSTMENTS (B)
                                                                    -----------------    -----------------    ---------------
ASSETS
Real estate owned:
  Real estate held for investment................................      $ 1,448,622           $ 397,682           $ 112,910(C)
     Less accumulated depreciation...............................         (159,429)            (79,632)             79,632(C)
                                                                    -----------------    -----------------    ---------------
                                                                         1,289,193             318,050             192,542
  Construction in progress.......................................               --              73,598                  --
                                                                    -----------------    -----------------    ---------------
                                                                         1,289,193             391,648             192,542
  Real estate held for disposition...............................           42,889                  --                  --
Cash and cash equivalents........................................            7,803               9,333                  --
Other assets.....................................................           35,826              15,428              (5,971)(D)
                                                                    -----------------    -----------------    ---------------
                                                                       $ 1,375,711           $ 416,409           $ 186,571
                                                                    -----------------    -----------------    ---------------
                                                                    -----------------    -----------------    ---------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable -- secured.........................................      $   307,505           $ 218,124           $(116,666) (E)
7.25% Notes due April 1, 1999....................................           75,000                  --                  --
8.50% Debentures due September 15, 2024..........................          150,000                  --                  --
7.95% Medium Term Notes due July 1, 2006.........................          125,000                  --                  --
Notes payable -- unsecured.......................................          138,389                  --             131,797(F)
Distributions payable to shareholders............................           14,099               5,375                  --
Accounts payable, accrued expenses and other.....................           34,992              11,210                  --
                                                                    -----------------    -----------------    ---------------
                                                                           844,985             234,709              15,131

Minority interest of unitholders in operating partnership........            2,030                  --                  --

Shareholders' equity:
  Preferred stock, no par value; 25,000,000 shares authorized:
     9 1/4% Series A Cumulative Redeemable Preferred Stock
     (liquidation preference of $25 per share), 4,200,000 shares
     issued and outstanding......................................          105,000                  --                  --
  Common stock...................................................           58,744                 205              22,600(G)
  Additional paid-in-capital.....................................          510,314             236,240              94,095(G)
  Notes receivable from officer shareholders.....................           (5,903)             (3,095)              3,095(G)
  Distributions in excess of earnings............................         (141,336)            (51,650)             51,650(G)
  Unrealized gain on securities available-for-sale...............            1,877                  --                  --
                                                                    -----------------    -----------------    ---------------
Total shareholders' equity.......................................          528,696             181,700             171,440
                                                                    -----------------    -----------------    ---------------
                                                                       $ 1,375,711           $ 416,409           $ 186,571
                                                                    -----------------    -----------------    ---------------
                                                                    -----------------    -----------------    ---------------

                                                                     UNITED
                                                                    DOMINION
                                                                   PRO FORMA
                                                                    COMBINED
                                                                   ----------
ASSETS
Real estate owned:
  Real estate held for investment................................   1,959,214
     Less accumulated depreciation...............................    (159,429)
                                                                   ----------
                                                                    1,799,785
  Construction in progress.......................................      73,598
                                                                   ----------
                                                                    1,873,383
  Real estate held for disposition...............................      42,889
Cash and cash equivalents........................................      17,136
Other assets.....................................................      45,283
                                                                   ----------
                                                                   $1,978,691
                                                                   ----------
                                                                   ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable -- secured.........................................  $  408,963
7.25% Notes due April 1, 1999....................................      75,000
8.50% Debentures due September 15, 2024..........................     150,000
7.95% Medium Term Notes due July 1, 2006.........................     125,000
Notes payable -- unsecured.......................................     270,186
Distributions payable to shareholders............................      19,474
Accounts payable, accrued expenses and other.....................      46,202
                                                                   ----------
                                                                    1,094,825
Minority interest of unitholders in operating partnership........       2,030
Shareholders' equity:
  Preferred stock, no par value; 25,000,000 shares authorized:
     9 1/4% Series A Cumulative Redeemable Preferred Stock
     (liquidation preference of $25 per share), 4,200,000 shares
     issued and outstanding......................................     105,000
  Common stock...................................................      81,549
  Additional paid-in-capital.....................................     840,649
  Notes receivable from officer shareholders.....................      (5,903)
  Distributions in excess of earnings............................    (141,336)
  Unrealized gain on securities available-for-sale...............       1,877
                                                                   ----------
Total shareholders' equity.......................................     881,836
                                                                   ----------
                                                                   $1,978,691
                                                                   ----------
                                                                   ----------

See accompanying notes.

                       UNITED DOMINION REALTY TRUST, INC.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     (A) Certain reclassifications have been made to South West's historical balance sheet to conform to the Company's balance sheet presentation.

     (B) Represents adjustments to record the South West Merger in accordance with the purchase method of accounting, based upon a purchase price of $602,978, based upon the market value at the effective time of the South West Merger, of $15.50 per share of common stock of the Company, as follows:

Issuance of 22,805 shares of common stock of the Company based on the 1.0833 exchange
  ratio in exchange for 21,051 shares of South West common stock..........................   $353,465
Assumption of South West liabilities......................................................    234,709
Adjustment to record South West mortgages, other notes payable and interest rate swap
  agreement at fair value.................................................................      2,016
South West Merger costs (see calculation below)...........................................     12,788
                                                                                             --------
                                                                                             $602,978
                                                                                             --------
                                                                                             --------

         The following is a calculation of the estimated fees and other expenses related to the South West Merger:

Advisory fees..............................................................................   $ 1,200
Legal and accounting fees..................................................................       985
Termination, severance and relocations costs...............................................     1,887
Loan transfer fees.........................................................................       222
Payments of options and notes**............................................................     7,684
Due diligence..............................................................................       230
Other......................................................................................       580
                                                                                              -------
                                                                                              $12,788
                                                                                              -------
                                                                                              -------

     ** Represents payments for purchase of unvested options and forgiveness of notes to South West employees and directors.

     (C) Increase of $112,910 in the book value of South West's real estate assets based upon Company's purchase price and the adjustment to eliminate South West's historical accumulated depreciation of $79,632, as follows:

Purchase price (See Note (B)).................................................              $ 602,978
Less basis of South West's assets assumed:
  Real estate held for investment.............................................   397,682
  Construction in progress....................................................    73,598
  Cash and cash equivalents...................................................     9,333
  Other assets (See Note (D)).................................................     9,455
                                                                                 -------
                                                                                              490,068
                                                                                            ---------
Pro forma adjustment..........................................................              $ 112,910
                                                                                            ---------
                                                                                            ---------
South West historical accumulated depreciation................................              $  79,632
Less basis assigned to accumulated depreciation...............................                     --
                                                                                            ---------
Pro forma adjustment..........................................................              $  79,632
                                                                                            ---------
                                                                                            ---------
Total pro forma adjustment to real estate held for investment.................              $ 192,542
                                                                                            ---------
                                                                                            ---------

     (D) To adjust the historical basis of South West's other assets to eliminate deferred financing and similar costs in the aggregate amount of $5,971.

     (E) To reflect the refinancing of $118,682 of secured debt with unsecured debt and to record the $2,016 premium required to adjust South West fixed-rate mortgages, other notes payable and interest rate swap agreement to estimated fair value using market quotations from investment banks.

     (F) To reflect the refinancing of $118,682 of secured debt with unsecured debt and the additional borrowings of $13,115 of variable-rate bank debt incurred by the Company to fund South West Merger costs of $12,788 (See Note (B) and registration costs of $327. (See Note (G)).

     (G) To adjust South West's shareholders' equity to reflect the issuance of 22,805 (at an exchange ratio of 1.0833) shares of common stock of the Company at an assumed price of $15.50 per share, in exchange for all of the 21,051 outstanding shares of South West common stock and to record the estimated registration costs in connection with the South West Merger of $327, as follows:

                                                                                NOTES
                                                                              RECEIVABLE
                                                                                 FROM        DISTRIBUTIONS
                                                     COMMON      PAID-IN       OFFICER         IN EXCESS
                                                      STOCK      CAPITAL     SHAREHOLDERS     OF EARNINGS
                                                     -------    ---------    ------------    -------------
Issuance of common stock..........................   $22,805    $ 330,662       $   --          $    --
Registration costs incurred in connection with
  the South West Merger...........................        --         (327)          --               --
South West's historical shareholders'
  equity..........................................      (205)    (236,240)       3,095           51,650
                                                     -------    ---------    ------------    -------------
  Pro forma adjustments...........................   $22,600    $  94,095       $3,095          $51,650
                                                     -------    ---------    ------------    -------------
                                                     -------    ---------    ------------    -------------

PROSPECTUS

                                  $462,312,500

                             [UNITED DOMINION LOGO]

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                            ------------------------

     United Dominion Realty Trust, Inc. (the "Company") intends to issue from time to time its (i) unsecured senior or subordinated debt securities (the "Debt Securities"), (ii) shares of Preferred Stock, no par value ("Preferred Stock"), and (iii) shares of Common Stock, $1 par value ("Common Stock"), having an aggregate initial public offering price not to exceed $462,312,500 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units, on terms to be determined at the time of sale. The Debt Securities, the Preferred Stock and the Common Stock offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denominations, maturity, priority, interest rate, time of payment of interest, terms of redemption at the option of the Company or repayment at the option of the holder or for sinking fund payments, terms for conversion into or exchange for other Offered Securities and the initial public offering price; (ii) in the case of Preferred Stock, the series designation and number of shares and the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Common Stock, the initial public offering price; and (iv) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a qualified real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

     The applicable Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered thereby.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or any underwriters are involved in the sale of Offered Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
       MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS
                                   UNLAWFUL.
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 23, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents (File No. 1-10524) filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference in this
Prospectus: (i) the Company's annual report on Form 10-K for the year ended December 31, 1995 filed on March 29, 1996, including the Company's Form 10-K/A No. 1 to Form 10-K for the year ended December 31, 1995 filed on April 12, 1996, the Company's Form 10-K/A No. 2 to Form 10-K for the year ended December 31, 1995 filed on May 20, 1996 and the Company's Form 10-K/A No. 3 to Form 10-K for the year ended December 31, 1995 filed on May 20, 1996; (ii) the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1996 filed on May 15, 1996; (iii) the Company's Current Report on Form 8-K dated April 11, 1995, including the Company's Form 8-K/A No. 1 to Form 8-K dated April 11, 1995 filed on April 12, 1996, Form 8-K/A No. 2 to Form 8-K dated April 11, 1995 filed on April 19, 1996 and Form 8-K/A No. 3 to Form 8-K dated April 11, 1995 filed on May 20, 1996, the Company's Current Report on Form 8-K dated June 30, 1995 filed on June 30, 1995, including the Company's Form 8-K/A No. 1 to Form 8-K dated June 30, 1995 filed on January 31, 1996, the Company's Current Report on Form 8-K dated December 28, 1995 filed on January 11, 1996, including the Company's Form 8-K/A No. 1 to Form 8-K dated December 28, 1995 filed on March 11, 1996, Form 8-K/A No. 2 to Form 8-K dated December 28, 1995 filed on April 19, 1996, and Form 8-K/A No. 3 to Form 8-K dated December 28, 1995 filed on May 20, 1996, the Company's Current Report on Form 8-K dated January 31, 1996 filed on January 31, 1996 and the Company's Current Report on Form 8-K dated April 12, 1996 filed on April 12, 1996; and (iv) the descriptions of the Common Stock and the Preferred Stock, contained in the Company's registration statements on Form 8-A dated April 19, 1990 and April 24, 1995, respectively, filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of all of the Offered Securities shall be deemed to be incorporated by reference herein.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case maybe, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to United Dominion Realty Trust, Inc., 10 South 6th Street, Richmond, Virginia 23219-3802, Attention: Chief Financial Officer (telephone 804/780-2691).

                                  THE COMPANY

     The Company, founded in 1972, is a self-administered equity real estate investment trust that owns and operates apartments in the Mid-Atlantic and Southeast from Delaware to Florida and west to Tennessee. The Company is a fully integrated real estate company with acquisition, development and asset and property management capabilities. The Company acquires, improves, operates, manages and selectively sells properties with the primary goal of maximizing its funds from operations, while increasing the value of its real estate through capital improvements and intensive management.

     The Company's 155 properties include 145 apartment communities containing 35,036 apartment units, six neighborhood shopping centers and four other commercial properties. The Company also owns two parcels of undeveloped land for future development. Most of the Company's properties are located in the Southeast. Management believes that the Company has benefitted from the population and job growth within this region and that this region will continue to provide attractive demographic and economic patterns conducive to real estate investment in the 1990's.

     In 1995, the Company organized United Dominion Realty, L.P. (the "Partnership") to assist the Company in competing for acquisition of properties that meet the Company's investment strategies from seller partnerships some or all of whose partners may wish to defer taxation of gain realized on sale through an exchange of partnership interests. The Company has acquired three apartment communities and land to develop an additional apartment community using the Partnership and transferred seven of its Tennessee properties into the Partnership. As of April 19, 1996, the Partnership was 100% owned by the Company and one of its subsidiaries.

     The Company's investment policy has been to acquire two types of apartments: newer properties that can be acquired at discounts from replacement cost and older or under-performing properties that can be upgraded and repositioned by capital improvements and intensive property management. Beginning in 1991, the Company embarked on a major expansion of its apartment portfolio involving (i) the acquisition of apartment properties having high occupancy levels and not requiring substantial renovation and (ii) entry into new markets, most recently the Fort Lauderdale/Miami area and Memphis, Tennessee. The properties have been acquired generally at significant discounts from replacement cost and at attractive current yields. Since the beginning of 1991, net of resales, the Company has acquired 107 apartment properties containing 26,359 units at a total initial cost, including closing costs, of approximately $883 million.

     Although no formal plans which would commit the Company for divestiture have been made, the Company hopes to substantially liquidate its commercial properties over time as suitable opportunities arise. At December 31, 1995, six of the Company's then seven shopping centers were under contract to be sold. Since January 1, 1996, the Company sold one 105,000 square foot shopping center located in Myrtle Beach, South Carolina for $5.9 million and recognized a gain for financial reporting purposes of $965,000. The five other centers were under contract to be sold in a bulk sale. That contract was terminated on February 28, 1996. The Company subsequently contracted with the bulk purchaser for the sale of one of the centers, in Myrtle Beach, South Carolina, for $7.8 million. There is no assurance that this proposed sale will be consummated.

     The Company has paid continuous quarterly distributions to its common shareholders since 1973 and has increased its distributions each year during the past 20 years. The current indicated annual Common Stock distribution is $.96 per share. In past years, a portion of the Company's distributions to shareholders has been designated as a non-taxable return of capital for federal income tax purposes.

     The Company, a Virginia corporation, has its principal office at 10 South 6th Street, Richmond, Virginia 23219-3802, and its telephone number is (804) 780-2691. Unless the context indicates otherwise, the term "Company," as used herein, includes the Company and its subsidiaries, all of which are wholly-owned.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, making improvements to properties and the acquisition of additional properties.

                                 CERTAIN RATIOS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and Preferred Stock dividends for the periods shown.

                                                                                                    THREE MONTHS
                                                                                                       ENDED
                                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                ----------------------------------------------    ----------------
                                                 1991      1992      1993      1994      1995      1995      1996
                                                ------    ------    ------    ------    ------    ------    ------
Ratio of earnings to fixed
  charges...................................     1.27x     1.54x     1.64x     1.69x     1.81x     1.59x     1.87x
Ratio of earnings to combined fixed
  charges and Preferred Stock dividends.....     1.27x     1.54x     1.64x     1.69x     1.56x     1.59x     1.53x

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and Preferred Stock dividends was computed by dividing earnings by the total of fixed charges and Preferred Stock dividends. For purposes of computing these ratios, earnings consist of income before extraordinary items plus fixed charges other than capitalized interest, and fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense. The Company did not issue any shares of Preferred Stock until April of 1995; therefore, only the ratio of earnings to combined fixed charges and Preferred Stock dividends for the year ended December 31, 1995 includes Preferred Stock dividends.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Securities are to be issued under an indenture dated as of November 1, 1995, as supplemented from time to time (the "Senior Indenture"), between the Company and First Union National Bank of Virginia (the "Senior Indenture Trustee"), and the Subordinated Securities are to be issued under an indenture dated as of August 1, 1994, as supplemented from time to time (the "Subordinated Indenture"), between the Company and Crestar Bank (the "Subordinated Indenture Trustee"). The term "Trustee," as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement and will be respectively available for inspection at the Corporate Trust Office (as such term is defined in the Indentures) of the Senior Indenture Trustee and the Subordinated Indenture Trustee, or as described under "Available Information." The Indentures are subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indentures and the Debt Securities are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and the Debt Securities. All section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein have the respective meanings set forth in the Indentures and the Debt Securities.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination."

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by the Company may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock of the Company, or the method by which any such portion will be determined;

          (4) if convertible, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Capital Stock of the Company into which such Debt Securities are convertible;

          (5) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (7) the place or places where the principal of (and premium or Make-Whole Amount (as defined in each Indenture), if any), interest, if any, on, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (8) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          (9) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (10) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $5,000, the denomination or denominations in which any bearer Debt Securities will be issuable;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          (12) whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form;

          (17) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

          (18) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); and

          (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Senior Securities will be payable at the corporate trust office of the Senior Indenture Trustee located at 230 South Tryon Street, Charlotte, North Carolina 28288 and the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Subordinated Securities will be payable at the corporate trust office of the Subordinated Indenture Trustee located at 919 East Main Street, Richmond, Virginia 23219; provided that at the option of the Company payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Company, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable

Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration or transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor either Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Company (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     SENIOR INDENTURE LIMITATIONS ON INCURRENCE OF DEBT. The Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (i) the Company's Total Assets as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Company) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 1004 of the Senior Indenture). The Subordinated Indenture does not limit the incurrence of Debt.

     In addition to the foregoing limitation on the incurrence of Debt, the Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the 8 incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of the Company or any Subsidiary is greater than 40% of the Company's Total Assets (Section 1004 of the Senior Indenture).

     In addition to the foregoing limitations on the incurrence of Debt, the Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period;
(ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period);
(iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004 of the Senior Indenture).

     As used herein,

     "ACQUIRED DEBT" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "ANNUAL SERVICE CHARGE" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, Debt of the Company and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock (as defined below).

     "CAPITAL STOCK" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Funds from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted for interest on Debt of the Company and its Subsidiaries.

     "DEBT" of the Company or any Subsidiary means any indebtedness of the Company, or any Subsidiary, whether or not contingent, in respect of (without duplication) (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the series of Debt Securities.

     "FUNDS FROM OPERATIONS" for any period means income before gains (losses) on investments and extraordinary items plus amounts which have been deducted, and minus amounts which have been added, for the following items (without duplication): (a) provision for Preferred Stock dividends, (b) provision for property depreciation and amortization and (c) the effect of any adjustments for significant non-recurring items, including any noncash charge resulting from a change in accounting principles in determining income before gains (losses) on investments and extraordinary items for such period, as reflected in the financial statements of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "TOTAL ASSETS" as of any date means the sum of (i) the Company's Undepreciated Real Estate Assets and (ii) all other assets of the Company determined in accordance with generally accepted accounting principles (but excluding intangibles).

     "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

     Except as described above, the Indentures do not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. However, the Articles of Incorporation of the Company include provisions for mandatory redemption and stopping transfer of its Common Stock designed to preserve the Company's status as a REIT. The Code provides that concentration of more than 50% in value of direct or indirect ownership of Common Stock in five or fewer individual shareholders during the last six months of any year will result in disqualification of the Company as a REIT. Enforcement of the provisions of the Company's Articles of Incorporation would prevent such concentration and, therefore, prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described herein, including any addition of a covenant or other provision providing event risk or similar protection.

     EXISTENCE. Except as described above under "-- Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities of any series (Section 1005 of each Indenture).

     MAINTENANCE OF PROPERTIES. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value their properties in the ordinary course of business (Section 1006 of each Indenture).

     INSURANCE. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007 of each Indenture).

     PAYMENT OF TAXES AND OTHER CLAIMS. The Company will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date
(i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Company copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property; and (h) any other Event of Default provided with respect to such series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Company or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Company if given by the Holders). However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Company, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Company all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Company and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case maybe) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     Each Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Company, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modifications and amendments of either Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior

Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Company evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Company, (e) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses
(a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities,
(2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities (Section 101 of the Subordinated Indenture). At April 30, 1996, Senior Debt aggregated approximately $581 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt. However, the Senior Indenture contains limitations on incurrence of indebtedness by the Company. See "-- Certain Covenants -- Senior Indenture Limitations on Incurrence of Debt."

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under provisions of each Indenture described under "-- Certain Covenants," or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event or Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or currency units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "GOVERNMENT OBLIGATIONS" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency (other than the ECU or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars (Section 101 of each Indenture).

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under " -- Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Company, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock of the Company will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock of the Company, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, are expected be deposited with The Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Company, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

TRUSTEES

     First Union National Bank of Virginia is the Trustee under the Senior Indenture. Crestar Bank is the Trustee under the Subordinated Indenture. Both First Union National Bank of Virginia and Crestar Bank have lending relationships with the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 100,000,000 shares of Common Stock, $1 par value, and 25,000,000 shares of Preferred Stock, no par value. At May 6, 1996, there were outstanding 56,746,288 shares of Common Stock and 4,200,000 shares of Preferred Stock, consisting exclusively of the Company's 9 1/4% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred").

     The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's Restated Articles of Incorporation, as amended (the "Articles"), and bylaws (the "Bylaws") as currently in effect. These statements do not purport to be complete, or to give full effect to the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Articles and Bylaws, which are filed as exhibits to the Registration Statement.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of Common Stock have one vote per share and non-cumulative voting rights, which means that holders of more than 50% of the shares voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in the distributable assets of the Company remaining after satisfaction of the prior preferential rights of the Preferred Stock and the satisfaction of all debts and liabilities of the Company. Holders of Common Stock do not have preemptive rights.

     The dividend and liquidation rights of holders of the Common Stock are specifically limited by the terms of the Series A Preferred as described below in " -- Series A Preferred."

     The Transfer Agent for the Common Stock is Mellon Securities Trust Company, Pittsburgh, Pennsylvania. The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "UDR."

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

     GENERAL. Under the Articles, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 25,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

     DIVIDEND RIGHTS. Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

     RIGHTS UPON LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up of the Company will be described in the Prospectus Supplement relating to such series.

     REDEMPTION. A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of capital stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

     SINKING FUND. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

     CONVERSION RIGHTS. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

     VOTING RIGHTS. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Virginia law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

     Under Virginia law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock, voting as a separate voting group, will be required for (i) the authorization of any class of stock ranking prior to or on parity with Preferred Stock or the increase in the number of authorized shares of any such stock, (ii) any increase in the number of authorized shares of Preferred Stock and (iii) certain amendments to the Articles that may be adverse to the rights of Preferred Stock outstanding.

     TRANSFER AGENT AND REGISTRAR. The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

SERIES A PREFERRED

     The Board of Directors has designated 4,600,000 shares of Preferred Stock as the "9 1/4% Series A Cumulative Redeemable Preferred Stock." At April 15, 1996, there were 4,200,000 shares of Series A Preferred outstanding. The Board of Directors may redesignate any unissued shares of Series A Preferred as all or a part of a different series of Preferred Stock. Holders of shares of Series A Preferred are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9 1/4% of the liquidation preference per annum (equivalent to $2.3125 per share). In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other capital stock that ranks junior to the Series A Preferred as to liquidation rights. The Series A Preferred is not redeemable prior to April 24, 2000. On and after April 24, 2000, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued dividends. The Series A Preferred has no stated maturity and will not be subject to any sinking fund or mandatory redemption (except as provided under "Description of Capital Stock -- Redemption and Restrictions on Transfer").

     The transfer agent, registrar and dividend disbursing agent for the Series A Preferred is Mellon Securities Trust Company, Pittsburgh, Pennsylvania. The Series A Preferred is traded on the NYSE under the symbol "UDR-PRA."

DIVIDEND RESTRICTIONS

     Covenants in its loan agreements with certain lenders restrict the payment of distributions in excess of the sum of (i) current "cash flow," (ii) varying additional amounts and (iii) the proceeds of capital stock offerings subsequent to various dates, all as defined in the particular loan agreement. The covenants do not prohibit the Company from paying distributions in order to continue its qualification as a REIT under the Code.

AFFILIATED TRANSACTIONS

     The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions" designed to deter uninvited takeovers of Virginia corporations. These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. For three years following the time that the Interested Shareholder becomes an owner of 10% of the outstanding voting shares, Virginia corporations cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder absent an exception. The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the law.

     The Virginia Stock Corporation Act also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to cross any of three thresholds (20%, 33%, or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Company. An acquiring person may require the Company to hold a special meeting of shareholders to consider the matter within 50 days of its request.

REDEMPTION AND RESTRICTIONS ON TRANSFER

     In order to preserve the Company's status as a REIT as defined in the Code, the Company can redeem or stop the transfer of its shares. The Articles provide that the Company is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual shareholders during the last six months of any year would result in the disqualification of the Company as a REIT, the Articles provide that the Company shall have the power (i) to redeem that number of concentrated shares sufficient in the opinion of the Board of Directors of the Company to maintain or bring the direct or indirect ownership of shares into conformity with the requirements of the Code, and (ii) to stop the transfer of shares to any person whose acquisition thereof would, in the opinion of the Company's Board of Directors, result in such disqualification. The per share redemption price of any shares redeemed by the Company pursuant to this provision shall be the last reported sale price for the shares as of the business day preceding the day on which notice of redemption is given. The Board of Directors of the Company can require shareholders to disclose in writing to the Company such information with respect to ownership of its shares as it deems necessary to comply with the REIT provisions of the Code.

REIT QUALIFICATION

     The Company operates in a manner intended to qualify for treatment as a REIT under the Code. In general, a REIT which distributes to its shareholders at least 95% of its taxable income (other than net capital gain) for a taxable year and which meets certain other conditions will not be subject to federal income taxation on income (including net capital gain) distributed for that year. If the Company fails to qualify in any taxable year, it will be taxed for federal income tax purposes as a corporation for that year and distributions to shareholders will not be deductible by the Company in computing its taxable income. Under such circumstances, the Company also will be disqualified from being treated as a REIT under the Code for the ensuing four fiscal years. Failure to qualify could result in the Company's incurring indebtedness and perhaps liquidating investments in order to pay the resultant taxes.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Securities to or through underwriters or may sell Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon for the Company by Hunton & Williams, Richmond, Virginia. Brown & Wood, New York, New York, will act as counsel to any underwriters, dealers or agents.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in its annual report on Form 10-K for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined statement of rental operations of Brittingham Square Apartments, The Greens at Cedar Chase Apartments, The Greens at Cross Court Apartments, The Greens at Falls Run Apartments, The Greens at Hilton Run Apartments, The Greens at Hollymead Apartments, The Greens at Schumaker Pond Apartments, The Greens of Constant Friendship Apartments and The Manor at England Run Apartments, included in the Company's Current Report on Form 8-K, dated

June 30, 1995, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 24, 1995, of L. P. Martin & Company, P.C., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statements of rental operations of Hunters Ridge at Walden Lake Apartments, Marble Hill Apartments, Mallards of Wedgewood Apartments and Andover Place Apartments, included in the Company's current report on Form 8-K, dated December 28, 1995, incorporated by reference herein, have been incorporated herein in reliance upon the reports respectively dated November 21, December 5, December 6 and December 7, 1995, of L.P. Martin & Company, P.C., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT


                                                    PAGE
                                                    ----

The Company......................................    S-3
Recent Developments..............................    S-3
Use of Proceeds..................................    S-4
Capitalization...................................    S-4
Price Range of Common Stock and Distributions....    S-5
Historical Total Returns.........................    S-6
Selected Historical and Unaudited Pro Forma
  Combined Financial Data........................    S-6
Management's Discussion and Analysis of
  Financial Condition and Operations.............    S-9
Management.......................................   S-15
Underwriting.....................................   S-16
Legal Opinions...................................   S-16
Index to Pro Forma Combined
  Financial Statements...........................   S-17


                                   PROSPECTUS


Available Information............................      2
Incorporation of Certain Documents by
  Reference......................................      2
The Company......................................      3
Use of Proceeds..................................      3
Certain Ratios...................................      4
Description of Debt Securities...................      4
Description of Capital Stock.....................     15
Plan of Distribution.............................     19
Legal Opinions...................................     19
Experts..........................................     19


                                3,000,000 SHARES

                             [UNITED DOMINION LOGO]

                                  COMMON STOCK

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              MERRILL LYNCH & CO.
                           SCOTT & STRINGFELLOW, INC.

                               JANUARY    , 1997

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